UNITED STATES

SECURITIES AND EXCHANGE

COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Food Technology Service, Inc.

(Name of Issuer)

Common Stock

 (Title of Class of Securities)

344798202

(CUSIP Number)

Frank Kavanaugh

Managing Director

Fort Ashford Holdings, LLC

120 Vantis Drive, Suite 300

Aliso Viejo, CA 92656

949-333-3133

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

April 19, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Name of Reporting Persons:

Fort Ashford Holdings, LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)

a) ☐

b) ☐

3	SEC use only

4	Source of Funds (See Instructions)

OO

5	Check if Disclosure of Legal Proceedings is Required Pursuant To Items 2(d) or 2(e) ☐

6	Citizenship Or Place Of Organization

California

7	Sole Voting Power

661,017

8	Shared Voting Power

0

9	Sole Dispositive Power

661,017

10	Shared Dispositive Power

0

11	Aggregate Amount Beneficially Owned by Each Reporting Person

661,017

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11)

23.5% of the issued and outstanding common stock of the Issuer, based upon 2,810,377 shares of common stock issued and outstanding of the Issuer as of May 7, 2012, as reported on the Issuer’s most recent Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2012, filed May 15, 2012.

14	Type of Reporting Person (See Instructions)

PN

2

Item 1.	Security and Issuer

This Schedule 13D relates to the common stock, $0.01 par value, of Food Technology Service, Inc (the “Issuer”), whose principal place of business is located at 502 Prairie Mine Road, Mulberry, FL 33860.

Item 2.	Identity and Background

(a)	This Schedule 13D is being filed by Fort Ashford Holdings, LLC.

(b)	The principal business address for Fort Ashford Holdings, LLC is 120 Vantis Drive, Suite 300, Aliso Viejo, CA 92656.

(c)	Fort Ashford Holdings, LLC is a private equity firm.

(d)	During the past five years, neither Fort Ashford Holdings, LLC nor any of its officers, have been convicted in any criminal proceeding.

(e)	During the past five years, Fort Ashford Holdings, LLC has not been a party to a civil proceeding before a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violation of, prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

Fort Ashford Holdings, LLC used an aggregate of $71,483.37 to purchase the common stock reported as beneficially owned in Item 5(c).  No borrowed funds were used to purchase the shares.

Item 4.	Purpose of Transaction.

The Reporting Persons are engaged in the investment business. These purchases were made for investment purposes.

Item 5.	Interest in Securities of the Issuer.

(a)	Fort Ashford Holdings, LLC is the beneficial owner of 661,017 shares, or 23.5%, of the issued and outstanding common stock of the Issuer. As of May 7, 2012, the number of shares issued and outstanding of the Issuer was 2,810,377 as reported on the Issuer’s most recent Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2012, filed May 15, 2012.

(b)	Fort Ashford Holdings, LLC has the sole power to vote and dispose of 661,017 shares of common stock of the Issuer. Mr. Frank Kavanaugh and Mr. Gordon McGilton are Managing Directors of Fort Ashford Holdings, LLC. Messrs. Kavanaugh and McGilton share voting and dispository control over the shares of common stock held by Fort Ashford Holdings, LLC. Messrs. Kavanuagh and McGilton disclaim beneficial ownership of such shares of common stock.

(c)

On April 19, 2012, Fort Ashford Holdings, LLC purchased 137 shares of the Issuer’s common stock in the open market, at a price of $6.39 per share.

On April 19, 2012, Fort Ashford Holdings, LLC purchased 200 shares of the Issuer’s common stock in the open market, at a price of $6.39 per share.

On April 19, 2012, Fort Ashford Holdings, LLC purchased 300 shares of the Issuer’s common stock in the open market, at a price of $6.38 per share.

3

On April 19, 2012, Fort Ashford Holdings, LLC purchased 463 shares of the Issuer’s common stock in the open market, at a price of $6.38 per share.

On April 19, 2012, Fort Ashford Holdings, LLC purchased 1,048 shares of the Issuer’s common stock in the open market, at a price of $6.50 per share.

On April 19, 2012, Fort Ashford Holdings, LLC purchased 500 shares of the Issuer’s common stock in the open market, at a price of $6.50 per share.

On April 19, 2012, Fort Ashford Holdings, LLC purchased 8,500 shares of the Issuer’s common stock in the open market, at a price of $6.40 per share.

(d)	N/A

(e)	N/A

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

N/A

Item 7.	Materials to be Filed as Exhibits.

N/A

4

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 21, 2012
Date
/s/ Frank Kavanaugh
Frank Kavanaugh Managing Director

5